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October 7, 2009

Man Chiu Lee Partner 011-852-3183-4303 manlee@hhlaw.com
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Russell Mancuso, Branch Chief

Re:	Asian Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 29, 2009
File No. 333-161813
Dear Mr. Mancuso:
On behalf of Asian Financial, Inc. (the “Company”) set forth below are the responses of the Company to the staff’s letter of comment, dated October 2, 2009 (the “Comment Letter”), regarding the above captioned Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Company’s primary and secondary offering of its common shares, par value $0.001 per share (the “Common Shares”). In connection therewith, the Company will supplementally send six courtesy copies of Amendment No. 2 to the Registration Statement (the “Amendment”), marked to show changes from the Registration Statement, as well as this response letter to the Securities and Exchange Commission (the “SEC”) for further review. The Amendment and this response letter were filed electronically through EDGAR today. The Amendment reflects the changes made in response to the Comment Letter.
The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. The page references in the responses below are to the Amendment filed electronically through EDGAR. Capitalized terms used but not defined in this letter have the definitions set forth in the Amendment.

Mr. Russell Mancuso
October 7, 2009

Prospectus Cover
1.	We note your response to prior comment 3. Please tell us when you intend to include your graphics in the document that you file on Edgar.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it anticipates that “Duoyuan Printing, Inc.” will be the registrant’s name at the time of its offer and sale of its Common Shares.

The Company is scheduled to have its Annual Meeting of Shareholders on October 15, 2009 upon which the Company’s shareholders will vote to change the Company’s name from “Asian Financial, Inc.” to “Duoyuan Printing, Inc.” Pending shareholder approval, the Company respectfully advises the staff that it will include the graphics in a supplemental amendment to the registration statement.
Industry, Page 2
2.	The reports that you mention in the last sentence of your response to prior comment 5 do not appear to be included with your document; therefore, we reissue the last sentence of prior comment 5.

Response: The Company has supplementally provided the staff with complete copies of the reports that were referenced in the attachments to the Company’s September 21, 2009 letter.
Results of Operations, page 67
3.	We note your response to prior comment 7; however, it remains unclear whether the increase in revenue for your large presses is created by the sale of, for example, one or two more presses than in the comparable prior period or whether you are increasing your sales by a large number of units. Therefore, we reissue the comment.

Response: The Company notes the staff’s comment. In response to the staff’s comment, the Company has revised its disclosure on page 66 of the Amendment to clarify that the Company sold 19 more multicolor large format presses in fiscal 2009 compared to fiscal 2008 and 51 more multicolor small format presses in fiscal 2009 compared to fiscal 2008.

With respect to the staff’s supplemental comment as to whether this additional information would constitute a material change in disclosure for the Annual Report included in the proxy materials recently sent to the Company’s shareholders, the Company believes this

Mr. Russell Mancuso
October 7, 2009

additional disclosure is not a material change since it supplements and confirms, but does not change, the existing analysis.
Compensation Discussion and Analysis, page 12
4.	We note the disclosure on page 57 that, in exchange for already rendered services, you will grant 875,000 shares to members of your executive management team, excluding your chief executive officer and chief financial officer. Please provide us your analysis supporting your conclusion whether these grants require disclosure under Item 402(b) or Item 404(a) of Regulation S-K.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it will grant 875,000 fully vested Common Shares pursuant to the Company’s 2009 Omnibus Incentive Plan, to certain employees, including members of its executive management team, but excluding the Company’s chief executive officer and chief financial officer. The intended one time grant of 875,000 Common Shares does not relate to services rendered for the period preceding June 30, 2009. This intended grant is not in exchange for already rendered services to the Company.

This intended grant is contingent on many factors, including the approval of the Asian Financial, Inc. 2009 Omnibus Incentive Plan by the Board of Directors and the closing of the proposed primary and secondary offering of the Company. Furthermore, as of the date hereof, the Company has neither identified the individuals to receive the proposed grants of the Company’s Common Shares nor has it determined the number of shares to be granted to these individuals. If and when there is a grant of such Common Shares to these employees, it will be deemed to be a one time bonus. This grant of Common Shares is for no consideration other than par value, which will be deemed paid by services already rendered to the Company. As previously disclosed on page 56, this one time grant is contingent on various factors and uncertainties, and an expense will only be recognized by the Company when the uncertainties are removed and the grant has been made.

For the reasons set forth above, the Company respectfully submits that any disclosure regarding this intended grant would not be appropriate to include in the Compensation Discussion and Analysis for the year ended June 30, 2009.
Discretionary Annual Bonus, page 123
5.	We note your response to prior comment 10. Provide a quantitative discussion of the targets for Mr. Diao to achieve his bonus. To the extent you believe disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at

Mr. Russell Mancuso
October 7, 2009

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific targets, disclose how difficult or likely it would be to achieve the targets. Please see Instruction 4 to Item 402(b).

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Amendment has been revised to properly reflect Xiqing Diao’s performance benchmarks. Mr. Diao’s performance benchmarks included (1) increase overall sales and profit growth and (2) continuity of production. This disclosure has been updated on page 123 of the Amendment.
Description of Securities to be Registered, page 148
6.	Please expand your disclosure in response to prior comment 12 to reflect the effects of the ninth proposal in your recently amended preliminary proxy statement.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it has reflected on page 151 the effects of the ninth proposal in its recently amended preliminary proxy statement.
Exhibit 5.1
7.	We note that the opinion is conditioned on action by the board authorizing the shares to be sold. Please tell us why the board has not yet authorized the shares and whether you plan to seek acceleration of the effective date of the registration statement before the board provides the authorization.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that its Board of Directors has approved the offering of its Common Shares. The Company would not seek acceleration of the effective date of the registration statement before board authorization. The Company respectfully advises the staff that it has filed a revised opinion of Karpan & White P.C. The Company will also ensure that it files the legal opinion of Karpan & White P.C. dated as of the effective date of the registration statement.
Exhibit 23.2
8.	Given your revised disclosure regarding Commerce & Finance Law Office, please file an updated consent.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that is has filed an updated consent with the Amendment.
Exhibit 99.1
9.	Please file as an exhibit the legal opinion of Commerce & Finance Law Office, not

Mr. Russell Mancuso
October 7, 2009

merely a “form of” the legal opinion. Given the penultimate paragraph of the opinion, please ensure that the opinion is dated as of the effective date of the registration statement.

Response: The Company notes the staff’s comment. The Company has filed the legal opinion of Commerce & Finance Law Office. The Company will also ensure that it files the legal opinion of Commerce & Finance Law Office dated as of the effective date of the registration statement.
* * * * *
The Company believes that the Amendment and the foregoing supplemental data respond to the comments of the staff.
The Company would greatly appreciate the staff’s prompt response to this letter. Any additional questions or comments regarding the Company’s responses should be directed to me at 011-852-3183-4303, or my colleague, Jeanie Park, at 202-637-5433.
We greatly appreciate your review and look forward to hearing from you.
Very truly yours,
Man Chiu Lee

cc.	Mr. Wenhua Guo
Asian Financial, Inc.

Mr. Christopher Patrick Holbert Asian Financial, Inc.

Mr. William Suh Asian Financial, Inc.

Ms. Jeanie Park Hogan & Hartson LLP

Mr. Kurt Berney O’Melveny & Myers LLP

Mr. Russell Mancuso
October 7, 2009

Mr. Marty Dunn O’Melveny & Myers LLP

Mr. Robert Plesnarski O’Melveny & Myers LLP

Mr. Scott Graziano O’Melveny & Myers LLP